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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
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                             RAINFOREST CAFE, INC.
                           (Name of Subject Company)

                             RAINFOREST CAFE, INC.
                       (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   75086K104
                     (CUSIP Number of Class of Securities)

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                                 STEPHEN COHEN
                                GENERAL COUNSEL
                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                            TELEPHONE: 612-945-5400
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    Copy To:

                                DOUGLAS T. HOLOD
                                  JILL SCHLICK
                       MASLON EDELMAN BORMAN & BRAND, LLP
                            3300 WELLS FARGO CENTER
                            90 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                            TELEPHONE: 612-672-8200

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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     This Amendment No. 3 to the Solicitation/Recommendation Statement on
Schedule 14D-9 relates to the tender offer by LSR Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Landry's Seafood Restaurants, Inc., a Delaware corporation, to purchase all outstanding shares of Common Stock of Rainforest Cafe, Inc. (the "Company"), and any associated rights, at the purchase price of $3.25 per share, net to the tendering stockholder in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 29, 2000, and in the related Letter of Transmittal (which together, as they may be amended, constitute the "Offer").

ITEM 8. ADDITIONAL INFORMATION.

     Item 8 is hereby amended and supplemented by inserting the following paragraph as the final paragraph of that item.

     On October 18, 2000, the Company mailed to its shareholders a letter addressing the State of Wisconsin Investment Board's comments related to the Offer. A copy of the foregoing letter is attached hereto as Exhibit(e)(10).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and supplemented by adding the following exhibit.

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
        (e)(10)          -- Letter to shareholders dated October 18, 2000.*

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* Mailed to shareholders.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            RAINFOREST CAFE, INC.

                                            By: /s/ Stephen Cohen
                                              ----------------------------------
                                              Name: Stephen Cohen
                                              Title: General Counsel

Dated: October 18, 2000